Exhibit No. 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the use in this Registration Statement of NuWave Technologies, Inc. (the "Company") on Amendment No. 1 to Form SB-2 [File No. 333-122568] of our report dated April 9, 2004 for the year ended December 31, 2003, appearing in the Prospectus, which is part of this Registration Statement, which report includes an explanatory paragraph as to an uncertainty with respect to the Company's ability to continue as a going concern. It should be noted that we were dismissed as auditors on June 30, 2004 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for periods ending after the date of our dismissal. We also consent to the reference to our firm under the caption "Experts" in such Prospectus.


/s/ Marcum & Kliegman LLP
Marcum & Kliegman LLP

New York, New York
February 14, 2005